FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Disclosure:	“First quarter 2014: sales $4.7 billion”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 23 23
Fax:	+41 61 323 24 24	Paul Minehart		Lars Oestergaard
		USA	+1 202 737 8913	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, April 16, 2014

First quarter 2014: sales $4.7 billion

•	Strong start to European season
•	Ongoing emerging market growth
•	North American season delayed by weather
•	On track to achieve full year sales growth target

Sales in the first quarter of 2014 increased by 5 percent at constant exchange rates. The increase in reported sales was 2 percent owing to the depreciation of a number of emerging market currencies against the dollar.

Integrated sales

Integrated sales rose by 5 percent at constant exchange rates, with volumes up 2 percent and prices 3 percent higher. In Europe, Africa and the Middle East growth of 10 percent was driven primarily by crop protection, with an early start to the season and high weed, disease and insect pressure. Growth continued in the CIS despite political instability, with price increases partly offsetting local currency depreciation.  In North America, prolonged cold temperatures delayed the start to the US season across the corn belt, while drought in California reduced demand for insecticides and fungicides. Canada saw good growth with the continuing success of VIBRANCE® seedcare and the expansion of canola and sugar beet seed sales.

In Latin America the pace of growth improved compared with the fourth quarter of 2013 despite dry conditions in Brazil and Argentina. High caterpillar pressure contributed to a significant increase in insecticide sales and in Venezuela business resumed following resolution of a payment delay. Sales of ELATUS™ progressed well in Paraguay and Bolivia; registration in Brazil was announced on February 28. In Asia Pacific, growth was strong across both developed and emerging markets. In Australasia, herbicide sales in particular benefited from distributor support for our early season offers and from rainfall in March. In China, sales of AMISTAR® technology doubled with expansion on rice and vegetables; South Asia saw strong demand for both crop protection and seeds in rice.

Product line sales

Sales of Selective herbicides increased by 6 percent despite the delayed season in the USA. Europe saw strong growth in corn and cereals; in Latin America the greater incidence of glyphosate-resistant weeds boosted demand. In Non-selective herbicides a planned reduction in glyphosate volumes was more than offset by strong growth in GRAMOXONE®. In Fungicides sales of our new SDHI product SEGURIS® more than doubled, contributing to broad-based growth across Europe. Latin America saw double digit fungicides growth with increased use on cotton. The main driver of Insecticides growth was the continuing expansion of DURIVO®, notably in Latin America. Increased pest pressure and the replacement of neonicotinoid chemistry drove sales of FORCE® in Europe. Seedcare sales were lower partly due to the suspension of neonicotinoids, including CRUISER®, for certain crops in the EU. Latin American sales were also lower on reduced corn acreage. New launches included FORTENZA® in Argentina and the new biological product CLARIVA™ for soybean cyst nematode in the USA.

In seeds, Corn and soybean sales were unchanged, with US growers delaying planting decisions. In Latin America sales reflected lower second season corn acreage in Brazil. Sales of our tropical corn germplasm in Asia Pacific continued to expand rapidly. Growth in Diverse field crops was driven by ongoing growth in the CIS; this was partly offset by lower sunflower acreage in other European countries. In Vegetables the recovery in developed markets continued with strong growth in Europe, and sales continued their growth trajectory in Latin America. Global growth in Vegetables adjusted for the divestment of Dulcinea was 9 percent.

Lawn and Garden reflected modest growth in Europe and a decline in North America due to the weather. Sales in Latin America and Asia Pacific grew strongly.

Mike Mack, Chief Executive Officer said: “We have made a solid start to the year despite adverse weather conditions in North America. For the full year we maintain our sales growth expectation for the integrated business of 6 percent at constant exchange rates. As stated in February, lower seeds costs in 2014 will result in gross margin improvement. Research and development spend will increase and will be at the upper end of the targeted 9-10 percent of sales range. Given the depreciation of a number of emerging market currencies in the first quarter, the impact of currencies on full year EBITDA is likely to be around $100 million compared with an earlier forecast of $50 million. We continue to forecast a significant increase in free cash flow before acquisitions to around $1.5 billion.”

A presentation illustrating the first quarter 2014 sales will be available on http://www.syngenta.com/q1-2014 by 07:30 (CET).

Syngenta is one of the world's leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Unaudited first quarter sales

	For the quarter ended March 31,
($m)	2014	2013	Actual %	CER1%
Group sales
Europe, Africa, Middle East	2095	1936	+8	+10
North America	1232	1341	-8	-7
Latin America	595	568	+5	+9
Asia Pacific	558	525	+6	+14
Total integrated sales	4480	4370	+2	+5
Lawn and Garden	202	200	+1	+1
Group sales	4682	4570	+2	+5

Crop Protection by region
Europe, Africa, Middle East	1427	1267	+13	+13
North America	792	890	-11	-9
Latin America	529	500	+6	+9
Asia Pacific	496	468	+6	+14
Total	3244	3125	+4	+6

Seeds by region
Europe, Africa, Middle East	675	686	-1	+3
North America	451	460	-2	-2
Latin America	69	78	-12	-2
Asia Pacific	64	58	+10	+18
Total	1259	1282	-2	+2

Sales by business
Crop Protection	3244	3125	+4	+6
Seeds	1259	1282	-2	+2
Elimination of Crop Protection sales to Seeds	-23	-37
Total integrated sales	4480	4370	+2	+5
Lawn and Garden	202	200	+1	+1
Group sales	4682	4570	+2	+5

1 Growth at constant exchange rates

First quarter product line sales

	For the quarter ended March 31,
($m)	2014	2013	Actual %	CER1%
Selective herbicides	1055	1011	+4	+6
Non-selective herbicides	305	302	+1	+5
Fungicides	1004	926	+8	+9
Insecticides	513	480	+7	+11
Seedcare	322	379	-15	-11
Other crop protection	45	27	+71	+70
Total Crop Protection	3244	3125	+4	+6
Corn and soybean	684	700	-2	-
Diverse field crops	402	415	-3	+3
Vegetables	173	167	+4	+5
Total Seeds	1259	1282	-2	+2
Elimination of Crop Protection sales to Seeds	-23	-37
Lawn and Garden	202	200	+1	+1
Group sales	4682	4570	+2	+5

1 Growth at constant exchange rates

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 16, 2014	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration